AT&T Inc.
208 S. Akard St.
Dallas, TX  75202

August 14, 2009

Securities and Exchange Commission,
100 F Street NE
Washington, D.C. 20549

Re:      AT&T Inc.
                            Form 10-K for the Year Ended December 31, 2008
    Filed February 25, 2009

            Form 10-Q for the Quarterly Period Ended March 31, 2009
                            File No.  1-8610

Ladies and Gentlemen:

We are in receipt of the letter from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 10, 2009, to Mr. Richard G. Lindner, of AT&T Inc. (the “Company” or “we”).  For your convenience, we have included the Staff’s comments herein and keyed our responses accordingly.

We acknowledge that the adequacy and accuracy of the disclosure in the filing is our responsibility.  We acknowledge the Staff’s position that comment or changes in response to the Staff comments in the proposed disclosure in the Forms 10-K and 10-Q do not foreclose the Commission from taking any action with respect to the filing.  We also understand the Staff’s position that the Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company’s responses to the Staff’s comments are set forth below and prospective disclosure has been written in bold type.

Asset Valuation and Impairments, page 20

1.
 We note your response to prior comment 8.  Please disclose a breakdown of your goodwill balances of December 31, 2008 by reporting unit in your discussion of goodwill within critical accounting policies.

Response:

We will include the relevant information from the Notes to Consolidated Financial Statements in the MD&A discussion of critical accounting policies on goodwill.

2.
  We note your response to prior comment 9.  Please revise to describe quantitatively the significant estimates and assumptions used in your valuation method to determine the fair value of your wireless licenses.  Further, quantitatively and qualitatively describe in detail the changes in the estimates used in your assumptions to determine the fair value of your wireless licenses.  In addition, disclose how the assumptions in your most recent test were impacted by the current economic environment, if at all.

        Response:

Following is our revised prospective disclosure regarding the determination of the fair value of wireless licenses.  Changes to our previous prospective disclosure are italicized.  In addition, the disclosure will reflect whether the current economic environment has a significant impact on the test.  The x.x% notations included below would agree with any publicly reported amounts used for the base period in the model.

Wireless licenses are not amortized but are tested for impairment annually in the fourth quarter.  The licenses are tested on an aggregate basis, consistent with the management of the business on a national scope.  If there are indications of significant decreases in fair value of the licenses, testing may also be done sooner than the annual test.  There were no indications of this in 2009.

Consistent with prior years, we performed our test of the fair values using a discounted cash flow model (the Greenfield Approach), which assumes the licenses are the only assets owned at the outset (i.e., a "raw license").  We utilized a 10 year cash flow model for this test.  Some of the financial factors in this model included our historical revenue growth of x.x% for the period xxxx and projecting a normal maturation of revenue growth; existing service OIBDA margins (operating income before depreciation and amortization divided by wireless service revenue) of x.x% for the period xxxx and anticipating growth to more than 40%; and churn of x.x% for the period xxxx and forecasting it to stay consistent with industry leading churn.

This model then incorporates cash flow assumptions regarding investment in the network, development of distribution channels and the subscriber base, and other inputs for making the business operational. The assumptions which underlie the development of the network, subscriber base and other critical inputs of the discounted cash flow model were based on a combination of average marketplace participant data and our historical results, trends, and business plans.  Operating metrics such as capital investment per subscriber, acquisition costs per subscriber, minutes of use per subscriber, etc. were also used to develop the projected cash flows.  Since the cash flows associated with these other inputs were included in the annual cash flow projections, the present value of the unlevered free cash flows of the segment, after investment in the network, subscribers, etc., is attributable to the licenses.  A portion of the terminal value of the segment, which incorporates an assumed sustainable growth rate, is also discounted and is likewise attributed to the licenses.  The discount rate of x.x% used to calculate the present value of the projected cash flows is based on the optimal long-term capital structure of a market participant and its associated cost of debt and equity.  The discount rate utilized in the analysis is also consistent with rates we use to calculate the present value of the projected cash flows of licenses acquired from third parties.

If either the projected  rate of growth of cash flows or revenues were to decline by 1%, or if the discount rate were to increase by 1%, the fair values of the licenses, while less than currently projected, would still be higher than the book value of the licenses.  If there had been a x% decrease in the fair value of the licenses, the fair value would still have exceeded the book value.

Note 4. Segment Information, page 47

3.
 We have reviewed your response and the information presented to your chief operating decision maker as of December 2008, and it appears that the business units presented on the Bates numbered page 00010 are each separate segments under SFAS 131.  In this regard, we note the separate presentation of the Northeast Wireless, Southwest Wireless, Central Wireless, West Wireless, Consumer Markets (Wireline), EBS, Wholesale Regional Business Markets, Network Services and Operations Support, Advertising Solutions, International, Sterling and Customer Information Services/Other.  With respect to Network Services and Operations Support, if it can engage in business activities from which it could earn revenues, then it would be considered an operating segment as contemplated by paragraphs 79-80 of SFAS 131 (for example, if they charged the other components of your enterprise for services provided).  We believe that each of these components constitute an operating segment as discrete financial information is presented to your chief operating decision maker on a monthly basis.  We note that this information contains operating contribution by each business unit in which the chief operating decision maker can make decisions about resources to be allocated and assess performance.  In addition, we note that these components are led by various individuals who appear to be segment managers as discussed in paragraph 14 of SFAS 131.

If you believe any of the above operating segments can be aggregated under paragraph 17 of SFAS 131, please provide us your analysis and financial information for all periods presented in your filing.  In addition to your analysis of paragraphs 17.a through 17.e please provide us with an analysis that includes historical and projected revenues, gross margins, gross margin percentages, adjusted EBITDA, and adjusted EBITDA percentages, along with any other information you believe would be useful for each of your operating segments to help us understand how these operations are economically similar.  Please also address any differences in the trends these financial indicators depict (e.g. if margin is decreasing for one operation and increasing for another).

Similarly, if you believe any of these operating segments are not required to be reported separately under paragraphs 18 – 21 of SFAS 131, please provide us an analysis to support your position.

Regarding your reports provided to the chief operating decision maker for March 2009, it appears that the business units presented on the Bates numbered page 00055 are each separate operating segments under SFAS 131.  In this regard, we note the separate presentation of Wireless Consumer, Wireless Business, Wireline Consumer Markets, Wireline Business Solutions, Other Wireline, Advertising Solutions, International, Sterling and Customer Information Services/Other.  Please provide an analysis for March 2009 similar to that requested above for December 2008.

Response:

We believe that our current reporting of our segments, Wireless, Wireline, Advertising Solutions and Other, is the most accurate reflection of how we run our business.  It is the basis on which resource allocation is made and how performance is assessed, including benchmarking against other public companies.  In the following paragraphs, we address the questions raised by the Staff after their review of the previously provided reports. The reports submitted to the Staff contain information provided not only to our chief operating decision maker (CODM), but also information that is used by other key officers.  Some of the information contained therein is provided for the benefit of those individuals and is related to sales channels rather than as a basis for evaluation and allocation of capital.  This may have inadvertently created the appearance of more segments than used by the CODM to assess performance and allocate resources.

For us, the unifying characteristic around which our wireless and wireline segments operate is the largely separate wireless and wireline networks through which we provide service to our various customer classes.  While technology is progressing towards a more integrated network that may become less identifiable as wireless or wireline, that development is in the preliminary stages. While there is tracking and reporting of some activity by customer class, it does not represent the levels at which decisions are made to allocate resources.  For example, capital investment (such as capital expenditures and acquisitions) in either the wireline and wireless networks is with a focus on providing nationally based service offerings from each of our wireline and wireless businesses.  More specific examples are the decision to build a national next generation wireless network (4G) and the wireline project Lightspeed which upgrades the existing wireline network to offer additional services while still providing existing services.

For each of the periods in question, the following shows how we applied the criteria of FAS 131 in determining our segments.

For 2008, the Staff inquired as to whether certain customer classes should qualify as segments, listing 13 such “potential” segments (italicized below), all in addition to “parent” functions.  Following are descriptions as to how we view those items.

Northeast Wireless, Southwest Wireless, Central Wireless, West Wireless:  These were regional customer groupings of our overall wireless operations, included so the head of our wireless operations could see in one place how those regions fit in the total consolidated picture.  The regions operated with large portions of their rate plan offerings controlled by a central wireless authority and provided on a national basis to customers in each sales region.  Additionally, we have consistently and historically managed the spectrum licenses on a nationwide basis, making decisions on purchases, dispositions and enhancements based on benefit to the entire wireless customer base.  With the fair value of the licenses (representing a major asset of the business) being evaluated on a nationwide basis, it would be significantly less meaningful to attempt to evaluate goodwill, which represents a residual asset, on anything other than a nationwide basis.

It should also be noted that headquarters’ decisions provide each region with very similar characteristics including a) development of many national rate plans and devices, b) central management of the network, c) common offerings to both consumer and business customers, d) a combination of company owned and agent stores as well as a centrally managed website (from which customers in any part of the country can order or change service and products), and e) a regulatory environment primarily managed by the Federal Communications Commission.

From Bates numbered page 00010, an operating contribution margin of the regions is readily calculated, although the presence of a relatively notable “Other and Eliminations” component tends to show the regions as each having a larger margin than the consolidated wireless operations.  For 2007, one region had a higher margin (of more than 25%) while the other three regions operated within a narrow range of margins of between 18% and 21%. Contributing to the lower margins in the three regions was higher costs associated with maintaining a TDMA network (as more of that duplicative network existed in those regions) while our national strategy of a more uniform 3G network was being rolled out.  Maintaining the TDMA network was in compliance with federal requirements and represented a wind down rather than an active management. Excluding this, all four margins would have been similar.  The margins for 2008 ranged between 23% and 27%, a fairly tight range.  All of these performance similarities reflect the national management of the network, development of national rate plans and nationwide retail sales channels and demonstrate that our wireless business is run nationally.

Consumer Markets (Wireline), EBS, Wholesale, Regional Business Markets, Network Services and Operations Support:  The first four areas mentioned, (consumer, EBS, wholesale and regional business markets) represented sales channels rather than full and complete segments.  As reported for 2008 and shown on Bates 00010, those channels had operating contribution margins that did not include large portions of network costs which are essentially the costs of providing all of the services, and therefore represent a very incomplete view of our wireline business.  For three of those units, the amount of “missing” costs was so extreme that the units appeared to have margins in excess of 70%--margins which not only do not have relevance in viewing overall performance, but also would have been highly misleading if reported as a segment. With regard to Network and Operations Support, while it provided services to each of the sales channels, there were no “sales,” no “transfer prices.”  Paragraph 79 of FAS 131 discusses “components that sell primarily or exclusively to other operating segments,” and paragraph 80 notes that “the Board considered an approach that would have required separate reporting of vertically integrated segments only if transfer prices were based on quoted market prices…”  Both paragraphs place some emphasis on the selling of services or on transfer prices, neither of which was included in our internal management of the business.  For 2008, we viewed the performance of the wireline business and made capital allocation decisions only on the complete operations; i.e., including network costs with sales channels operations.

Advertising Solutions: We did consider Advertising Solutions to constitute a separate segment.

International:  This represented our management of substantially all of our international equity investments.  As equity investments, operating revenue was nominal, far less than 1% of consolidated revenues, with the vast majority of the earnings coming from equity earnings.  We did disclose and discuss the results of our major equity investments in our “Other” segment, so we believe that International was given complete and balanced disclosure.  The 10% criteria of paragraph 18 also support our conclusion that it did not qualify as a separate operating segment.

Sterling:  Sterling’s operating revenue was also less than 1% of consolidated revenues.  Because of its size, it was aggregated into the other segment.  Its goodwill was included in the amounts shown in the Other segment, and was tested separately;  however, since goodwill associated with Sterling was less than 1% of total goodwill, it was not separately discussed or disclosed due to materiality.

Customer Information Services/Other: Revenue for these operations was also less than 1% of consolidated revenues. Because of its size, it was aggregated into the other segment.

For 2009, the Staff inquired as to whether certain customer classes should qualify as segments, listing 9 such “potential” segments, all in addition to “parent” functions.  As seen on Bates 00055, three of those, International, Sterling and Customer Information Services/Other, have similar size considerations as 2008 and are accordingly treated consistent with 2008 (and Advertising Solutions continues to constitute a separate segment).

Evaluations and capital allocations in 2009 are still being performed in a manner very similar to 2008, as demonstrated by deployment of additional fiber wireline facilities and wireless data networks to enable services sold through multiple sales channels.  Evaluations continue to be performed on an “incurred” basis, demonstrated by the separate identification of incurred and allocated costs.  This identification of allocated costs represents a difference between 2009 and 2008 in the reports provided to the Staff for the wireless and wireline operations. These allocations relate to certain costs, primarily in Network and Parent operations, being shown as allocated to those various sales channels.  This is an evolutionary process; for each of the first three months of 2009, the allocation methodology was different.  The allocated expenses are included to allow the sales channel managers to see the potential effect on their channel operations, but do not form the basis on which performance is assessed by the CODM.

Wireless Consumer and Wireless Business represent two new ways of viewing our wireless sales channels but neither sales organization has control or direction over the centralized network that provides service to both types of customers.  Wireless is still evaluated on an overall basis, including comparison to competitive companies to evaluate effectiveness in the marketplace and need for appropriate levels of capital allocation.

Similarly, Wireline Consumer and Wireline Business also represent sales channels with no control or direction over the common network costs essential to providing the service.  Those costs are still managed by a Network operation responsible for providing quality service as efficiently as possible. Those costs are incurred to support all sales channels and are not directly tied to specific channels because of the ubiquitous nature of the network.   When viewed separately, neither the separate sales channels nor the network provides an adequate view of how the wireline business is performing.  We still evaluate our wireline operations by examining both the network operations incurring the bulk of the costs to provide the service and the sales channels generating the revenues in a combined, comprehensive manner.

Other Wireline has less than 1% of consolidated revenue.  We use the grouping to collect certain deferred revenue and expense adjustments or other items that, while clearly associated with wireline operations, do not readily lend themselves to categorization within one of the sales channels or network.  It is included in our wireline segment.

Note 6. Goodwill and Other Intangible Assets, page 50

4.
  We defer our evaluation of your response to prior comment 11 until you address the above comment.  However, please note that your reporting units for impairment testing purposes should be at the operating segment level or one level below an operating segment (referred to as a component).

Response:

Noted but we respectfully submit that we believe our answers in comment 3 above support our current treatment of the appropriate reporting level at which to test goodwill impairment.

Please do not hesitate to contact me at 214-757-3220 if you should have further questions.

Sincerely,

    /s/ John J. Stephens
John J. Stephens
Senior Vice President and
Controller